Atossa Genetics Inc.

107 Spring Street

Seattle, WA 98104

(866) 893-4927

June 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Abigail Jacobs, Mary Beth Breslin

	Re:	Atossa Genetics Inc.
Registration Statement on Form S-1 Filed June 4, 2018 File No. 333-225424

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Atossa Genetics Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 4:01 p.m., Eastern Daylight Time, on June 12, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Atossa Genetics Inc.

By:	/s/ Kyle Guse
Name:	Kyle Guse
Title:	Chief Financial Officer & General Counsel

cc:     Ryan A. Murr, Gibson, Dunn & Crutcher LLP